UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 18, 2021

Juva Life Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada

State or other jurisdiction of incorporation or organization

N/A

(I.R.S. Employer Identification No.)

Suite 1400, 885 West Georgia Street, Vancouver, BC V6C 3E8

(Full mailing address of principal executive offices)

(833) 333-5882

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one common share and one-half of one common share purchase warrant, and common shares underlying warrants.

Item 8. Certain Unregistered Sales of Equity Securities

On February 18, 2021, Juva Life Inc., a British Columbia, Canada corporation (the “Company”), closed a private offering of special warrants in Canada (the “Special Warrant Offering”), pursuant to which the Company offered and sold 9,528,578 special warrants of the Company (the “Special Warrants”), at a price of CDN $1.05 per Special Warrant, for total gross proceeds of CDN $10,005,006.90. The Special Warrant Offering was made pursuant to a Subscription Agreement, the form of which is attached hereto as Exhibit 6.1. The net proceeds from the Special Warrant Offering will be used for working capital and general corporate purposes.
The offering and sale of the Special Warrants was exempt from the requirement to file a prospectus or deliver an offering memorandum or any similar document under applicable Canadian securities laws in accordance with National Instrument 45-106 (Prospectus Exemptions), which provides an exemption for the distribution of securities to Canadian accredited investors, not formed for the purpose of purchasing or holding such securities, who purchase such securities as principals and not for the benefit of any other person. The offering and sale of the Special Warrants was exempt from the registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemptions available for sales to non-U.S. persons in offshore transactions pursuant to the rules of Regulation S promulgated under the Securities Act, and for transactions not involving any public offering pursuant to Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.
Each Special Warrant entitles the holder thereof to acquire one unit of the Company (a “Unit”), with each Unit consisting of one common share of the Company and one-half of one common share purchase warrant to purchase one additional common share of the Company for a period of 24 months following the closing date at a price of CDN $1.35 per warrant share (subject to adjustment in certain circumstances). All unexercised Special Warrants will be automatically exercised, without any further action or consideration on the part of the holder thereof, on the earlier of (a) June 19, 2021 (the date that is four months and one day after the issuance of the Special Warrants), and (b) the date that is three business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities in the Provinces of Canada in which purchasers are resident for a (final) short form prospectus qualifying the distribution of the Units underlying the Special Warrants (the “Qualification Prospectus” and such date, the “Qualification Date”). In the event the Company has not received a receipt for the Qualification Prospectus within 120 days following the closing date, each unexercised Special Warrant will entitle the holder thereof to receive, at no additional consideration, one and one-tenth (1.10) Units (instead of one Unit), and thereafter at the end of each additional 30-day period prior to the Qualification Date, each Special Warrant will be exercisable for an additional 0.02 of a Unit. Prior to the filing of the Qualification Prospectus and the automatic exercise of the Special Warrants, the securities issued under the Special Warrant Offering will be subject to a four-month holding period from the closing date in accordance with applicable Canadian securities laws and National Instrument 45-102 (Resale of Securities), in addition to any other restrictions under applicable law.
In connection with the Special Warrant Offering, the Company engaged Mackie Research Capital Corporation (“Mackie”) to serve as its sole lead agent and bookrunner pursuant to an Agency Agreement dated February 18, 2021, between the Company and Mackie (the “Agency Agreement”). Pursuant to the Agency Agreement, Mackie agreed to act as agent for the Company to effect the Special Warrant Offering on a commercially reasonable best efforts, private placement basis, and the Company agreed to deliver to Mackie, as compensation for its services, (i) a cash commission and advisory fee equal, in the aggregate, to 7% of the gross proceeds of the Special Warrant Offering, and (ii) compensation options and advisory options, exercisable for 24 months following the closing date, to purchase Units in an amount equal to 7% of the number of Special Warrants sold under the Special Warrant Offering.
The foregoing descriptions of the Subscription Agreement and Agency Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of such agreements attached hereto as Exhibit 6.1 and Exhibit 6.2, respectively, and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

EX 6.1	Form of Subscription Agreement for Special Warrant Offering.

EX 6.2	Agency Agreement dated February 18, 2021 between the Company and Mackie Research Capital Corporation.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUVA LIFE INC.

By:	/s/ Douglas Chloupek
Name:	Douglas Chloupek
Title:	Chief Executive Officer

Date: February 24, 2021

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